EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 8, 2002

Terra Networks, S.A.
(Exact name of Registrant as specified in its charter)

Terra Networks, Inc.
(Translation of Registrant's name into English)

Via de las Dos Castillas, 33
Complejo Atica
Edificio 1
Pozuelo de Alarcón
28223 Madrid, Spain
(34) 91-452-3000
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

TERRA NETWORKS, S.A.

TABLE OF CONTENTS

These materials may contain forward looking statements. Such statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions.

Certain factors affecting such forward looking statements are described in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F under the heading "Risk Factors".

Telefónica

Móviles

Nota de Prensa

Press Release

08/03/2002

TELEFÓNICA MÓVILES AGREES THE PURCHASE OF 65% OF PEGASO AND ITS SUBSEQUENT INTEGRATION INTO TELEFÓNICA MÓVILES MÉXICO

- ***Telefónica Móviles will become the second-largest Mexican cellular telephony operator with over two million active customers under management.***
- ***The acquisition of Pegaso will allow Telefónica Móviles to provide its products and services throughout Mexico, a potential market of 100 million people and the region's leading economy.***
- ***Mexico is a strategic market for Telefónica Móviles because of its high growth potential, favourable competitive situation, and economic stability arising from its close correlation to the US economy and the investment-grade rating given it by credit agencies.***

Madrid, 8 March 2002.- Telefónica Móviles has signed letter of intent with all the shareholders of the Mexican mobile telephone operator Pegaso to acquire the 65% of its equity capital which is in the hands of non-Mexican shareholders. As a result of this agreement, Telefónica Móviles will become Mexico's second-largest cellular operator, with over two million active customers. It also strengthens the company's position in Latin America and in NAFTA, extending its presence in the region.

The operation is still subject to the signing of the definitive contracts and has to satisfy certain requirements, including obtaining the relevant approvals from the Mexican regulatory and anti-trust authorities.

Telefónica Móviles will acquire 65% of Pegaso's equity capital from Sprint, Leap Wireless and other financial investors for $70.5 million (□81 million). Pegaso's total value has been set at $1.360 billion (□1.560 billion).

The Burillo Group, headed by Alejandro Burillo Azcárraga, will not sell its 35% interest in Pegaso, remaining as a core shareholder, contributing its knowledge of the Mexican market.

Subsequently, both Telefónica Móviles and the Burillo Group will increase Pegaso's capital in order to strengthen its financial structure and capacity for future expansion.

The agreement envisages that, once the operation has been approved by the Mexican authorities, Telefónica Móviles and Grupo Burillo will integrate their subsidiaries Telefónica Móviles México and Pegaso into a new company. As a result, Telefónica Móviles will own between 90% and 92% of the new entity, depending on the size of the capital increase mentioned above, and the Burillo Group will hold the other 8% to 10%.

The new entity will have eleven board members, nine of whom will be appointed by Telefónica Móviles. The Burillo Group will appoint the first non-executive president of the new company and a deputy general manager.

Mexico's second largest mobile telephony operator

This transaction makes Telefónica Móviles Mexico's second largest cellular operator, as the new entity will begin operations with over two million customers. The operation also improves prospects for Telefónica Móviles' mid-term EBITDA growth.

At year-end 2001, Telefónica Móviles México, which operates in the north of the country, had over 1.2 million active customers. Pegaso has close to 800,000 customers, according to the customer reporting criteria used by Telefónica Móviles which are significantly more rigorous than those generally used in Mexico.

Acquiring Pegaso will expand Telefónica Móviles' Mexican operations resulting in the implementation of a nationwide strategy, as it will have a new network which offers significant growth potential and is fully compatible with that of Telefónica Móviles México.

In this way. Telefónica Móviles will consolidate and rationalise the Mexican market based on a profitable growth model and strong financial flexibility. The new entity will have an extensive retail network of over 3,500 points of sale.

All these factors will make it easier to exploit economies of scale and synergies in terms of brand, handset logistics, IT systems, network deployment and service roll-out, accelerating growth and profitability.

The acquisition of Pegaso will allow Telefónica Móviles to extend its operations in the Mexican mobile telephony market which is a very attractive market given its low penetration rate (officially 21% and an estimated 16% in a country of 100 million people) and strong growth potential.

The ability to provide products and services in Mexico City, the country's capital, implies immediate access to a potential market of over 20 million people and to a large number of corporate customers. The latter is a market segment in which Telefónica Móviles has proved to have a significant competitive edge as a result of its experience in developing added-value products and services.

Telefónica
Móviles

Nota de Prensa
Press Release

Technological capacity and complementary business

Pegaso's frequency spectrum is also compatible with Telefónica Móviles'. Pegaso has a 30MHz spectrum on the 1900 MHz band in the country's main towns and cities and uses CDMA technology in a 100%-digitalized network, the same technology as Telefónica Móviles uses in Mexico.

Pegaso operates in twelve of Mexico's main centres of population: Mexico City, Monterrey, Tijuana, Guadalajara, Cuernavaca, Toluca, Chapala, Saltillo, Ensenada, Mexicali, Nuevo Laredo and Reynosa.

Telefónica Móviles (MC/NYSE: TEM) is one of the world's leading mobile telephony companies. It has more than 30 million customers under management in 14 countries and a potential market of over 514 million inhabitants. In 2001 Telefónica Móviles reported □8.411billion in operating revenue, □3.333 billion in EBITDA and net earnings of □893 million.

SIGNATURES

Pursuant to the requirements of the securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, there into duly authorized.

TERRA NETWORKS, S.A.

Date: March 8, 2002 By: ____________________

Name: Jose Francisco Mateu Isturiz
Title: Vice Secretary - Board of Directors